Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

January 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes

Joseph McCann

Re:	Rosetta Genomics Ltd.

Registration Statement on Form F-1

Response dated January 10, 2017

File No. 333-214981

Ladies and Gentlemen:

On behalf of Rosetta Genomics Ltd. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) the Company’s responses to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Second Comment Letter”) dated January 25, 2017 with respect to the Company’s Registration Statement on Form F-1, initially filed on December 8, 2016 (the “Registration Statement”), and the response letter dated January 10, 2017 (the “Initial Response Letter”). The responses are numbered to correspond to the comments set forth in the Second Comment Letter, and we have incorporated the comments into the response letter.

General

1.       Comment: We continue to evaluate your response to prior comment one regarding whether the transaction is a primary offering pending your response to comment two below.

Response: The Company acknowledges the Staff’s comment, and for the reasons set forth in the Initial Response, the Company reiterates its belief that the proposed resale of shares by the selling stockholders as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a valid secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C under the Securities Act.

2.       Comment: Your response to prior comment two indicates that the selling stockholder has represented to you that it did not engage in any purchases or sales, including short sales, from the date it first received a term sheet to the date the material terms of the offering were publicly announced. Your response, however, does not address whether during that same period the selling stockholder entered into hedging/loan/pledge or other transactions with broker-dealers who could engage in short sales of your ordinary shares. Please provide us this information in your response. In addition, please tell us whether – based on information obtained from the selling stockholder – the holder (i) has engaged in short sales or entered into hedging/loan/pledge or other transactions with broker-dealers who may engage in short sales of your ordinary shares subsequent to your public announcement of the offering and (ii) whether the selling stockholder will or will not conduct these type of transactions while the convertible debentures and warrants remain outstanding

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Response: The Staff is advised that the selling stockholder has confirmed to the Company that it complied with the terms of the Purchase Agreement and during the period in question (from the time it received a term sheet to the time the offering was announced) it did not enter any hedging/loan/pledge or other transaction relating to the Company’s ordinary shares with broker-dealers that could engage in short sales of the ordinary shares. Following the public announcement of the offering, the selling stockholder no longer had any material, non-public information regarding the Company nor did it have any duty of confidentiality with the Company.  This position is reflected in Section 4.13 of the Purchase Agreement, which further provides that the purchaser is not restricted or prohibited from effecting any transactions in any securities of the company which could include hedging/loan/pledge or other transactions with broker-dealers who may engage in short sales of the ordinary shares subsequent to the public announcement.  Accordingly, subsequent to the public announcement of the offering, the selling stockholder may have entered into such transactions.  However, the Company is not privy to the selling stockholder’s trading activity in the ordinary shares following the announcement of the offering, and the selling stockholder has informed the Company that it does not intend to provide the Company with such information related to its proprietary investment strategy.

* * *

We hope that the above response is acceptable to the Staff. Please do not hesitate to call the undersigned at 617-348-3093 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Brian P. Keane

Brian P. Keane